ENTERTAINMENT ARTS, INC.
80 West, Plaza II
Suite 200
Saddle Brook, NJ 07663
(201) 576-0560

January 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Entertainment Arts, Inc. Registration Statement on Form S-18 (Registration No. 33-10600-NY)

Ladies and Gentlemen:

     Please be advised that Entertainment Arts, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on December 12, 1986 and Amendment No. 1 to the Registration Statement was filed on February 2, 1987. The offering terminated pursuant to its terms on August 8, 1987. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 33-10600-NY).

Very truly yours,

ENTERTAINMENT ARTS, INC.

By:	/s/ Eric Brown
Eric Brown, President

CIK 0000807525